# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Symbotic Inc., CIK 0001837240
CUSIP: 87151X101
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 200 Research Drive, Wilmington, Massachusetts (MA), 01887
Date of event which requires filing of this statement: 12/04/2025
Amends the filing with accession number 0001140361-23-035969
Filed by CIK 0001065521
Persons authorized to receive notices and communications: Stephen Lam, 69 Grosvenor St., Mayfair, London, United Kingdom (X0), W1K 3JP, 44 0207 629 0431

## Reporting persons
- SoftBank Group Corp. (CIK 0001065521): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: other (OO); sole voting power 0; shared voting power 45,415,312; sole dispositive power 0; shared dispositive power 45,415,312; aggregate amount beneficially owned 45,415,312 (37.7% of the class)
- SB Investment Advisers (US) Inc. (CIK 0001730859): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,590,000; sole dispositive power 0; shared dispositive power 5,590,000; aggregate amount beneficially owned 5,590,000 (4.6% of the class)
- SVF Sponsor III (DE) LLC (CIK 0001838428): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,590,000; sole dispositive power 0; shared dispositive power 5,590,000; aggregate amount beneficially owned 5,590,000 (4.6% of the class)
- SB Global Advisers Limited (CIK 0001883884): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 20,000,000; sole dispositive power 0; shared dispositive power 20,000,000; aggregate amount beneficially owned 20,000,000 (16.6% of the class)
- SoftBank Vision Fund II-2 L.P. (CIK 0001787613): type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); source of funds: other (OO); sole voting power 0; shared voting power 20,000,000; sole dispositive power 0; shared dispositive power 20,000,000; aggregate amount beneficially owned 20,000,000 (16.6% of the class)
- SVF II Aggregator (Jersey) L.P. (CIK 0001883559): type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); source of funds: other (OO); sole voting power 0; shared voting power 20,000,000; sole dispositive power 0; shared dispositive power 20,000,000; aggregate amount beneficially owned 20,000,000 (16.6% of the class)
- SVF II Holdings (DE) LLC (CIK 0001883900): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 20,000,000; sole dispositive power 0; shared dispositive power 20,000,000; aggregate amount beneficially owned 20,000,000 (16.6% of the class)
- SVF II SPAC Investment 3 (DE) LLC (CIK 0001934312): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 20,000,000; sole dispositive power 0; shared dispositive power 20,000,000; aggregate amount beneficially owned 20,000,000 (16.6% of the class)
- Silver Brick Management PTE. LTD. (CIK 0001991269): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (1.7% of the class)
- SB Northstar LP (CIK 0001818296): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (1.7% of the class)
- SVF II Strategic Investments AIV LLC (CIK 0001986690): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 17,825,312; sole dispositive power 0; shared dispositive power 17,825,312; aggregate amount beneficially owned 17,825,312 (14.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Symbotic Inc.
Address of issuer's principal executive offices: 200 Research Drive, Wilmington, Massachusetts (MA), 01887
Comment:
EXPLANATORY NOTE

This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on June 17, 2022 (as amended to date, the "Schedule 13D"), relating to the shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of Symbotic Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being filed by the following entities (each a "Reporting Person" and collectively, the "Reporting Persons"):

SoftBank Group Corp. ("SoftBank")

SB Investment Advisers (US) Inc. ("SBIA US")

SVF Sponsor III (DE) LLC

SB Global Advisers Limited ("SBGA")

SoftBank Vision Fund II-2 L.P.

SVF II Aggregator (Jersey) L.P.

SVF II Holdings (DE) LLC

SVF II SPAC Investment 3 (DE) LLC

Silver Brick Management PTE. LTD.

SB Northstar LP

SVF II Strategic Investments AIV LLC

The directors of SBGA and SB Investment Advisers (US) Inc. and the directors and executive officers of SoftBank are set forth in Schedule A to this Amendment No. 3 (collectively, the "Related Persons").
Residence or business address:
The business address of SoftBank is 1-7-1, Kaigan, Minato-ku Tokyo 105-7537 Japan. The business address of SBGA is 69 Grosvenor Street, Mayfair, London W1K 3JP, England, United Kingdom. The business address of each of SBIA US, SVF Sponsor III (DE) LLC, SVF II Holdings (DE) LLC and SVF II SPAC Investment 3 (DE) LLC is 1521 Concord Pike, Wilmington, DE 19803. The business address of SVF II Strategic Investments AIV LLC is 300 El Camino Real, Menlo Park, CA 94025. The business address of each of SVF II Aggregator (Jersey) L.P. and SoftBank Vision Fund II-2 L.P. is c/o Gen II (Jersey) Limited, 47 Esplanade, St. Helier, Jersey, JE1 0BD. The business address of Silver Brick Management PTE. LTD. is 138 Market Street #27-01A Capitagreen, Singapore 048926. The business address of SB Northstar LP is c/o Walkers, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008.

The business address of each of the Related Persons is set forth in Schedule A to this Amendment No. 3.
Present principal occupation or employment: Each of the Reporting Persons is principally engaged in the business of investments in securities. The principal occupation of each of the Related Persons is set forth in Schedule A to this Amendment No. 3.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or Related Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or Related Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
SoftBank is organized under the laws of Japan. SBGA is organized under the laws of England and Wales. Each of SBIA US, SVF Sponsor III (DE) LLC, SVF II Holdings (DE) LLC, SVF II SPAC Investment 3 (DE) LLC and SVF II Strategic Investments AIV LLC is organized under the laws of the State of Delaware. Each of SVF II Aggregator (Jersey) L.P. and SoftBank Vision Fund II-2 L.P. is organized under the laws of Jersey. Silver Brick Management PTE. LTD. is organized under the laws of Singapore. SB Northstar LP is organized under the laws of the Cayman Islands.

The citizenship of each of the Related Persons is set forth in Schedule A to this Amendment No. 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Underwritten Offering

On December 4, 2025 (the "Signing Date"), Goldman Sachs & Co. LLC and Citigroup Global Markets Inc., as representative of the several underwriters named therein (the "Underwriters"), entered into an underwriting agreement (the "Underwriting Agreement") with the Issuer, Symbotic Holdings LLC and SVF Sponsor III (DE) LLC, pursuant to which the Underwriters agreed to purchase an aggregate of 10,000,000 shares of Class A Common Stock, including 3,500,000 shares of Class A Common Stock from SVF Sponsor III (DE) LLC, subject to and upon the terms and conditions set forth therein, at a price of $53.2125 per share (the "Underwritten Offering"). The Underwritten Offering was consummated on December 8, 2025.

Lock-Up

On the Signing Date, in connection with the Underwritten Offering, SVF Sponsor III (DE) LLC entered into a lock-up agreement with the Underwriters (the "Lock-Up Agreement"). Pursuant to the Lock-Up Agreement, during the period beginning from the Signing Date and continuing to and including the date 60 days after the date of the final prospectus relating to the Underwritten Offering, subject to certain exceptions as described therein, SVF Sponsor III (DE) LLC agreed to not (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any shares of common stock of the Issuer (collectively, "Common Stock"), including the Class A Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive or purchase shares of Common Stock (collectively, the "Lock-Up Securities"), including without limitation any such Lock-Up Securities now owned or hereafter acquired, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition, or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement described in clause (i) or (ii) above (or instrument provided for thereunder) would be settled by delivery of Common Stock or other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities, or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clause (i), (ii) or (iii) above.

The above descriptions of the Underwriting Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is filed as an exhibit hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference to this Item 5(a).

The information presented herein sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, based on 120,411,644 shares of Class A Common Stock outstanding following the Underwritten Offering.

SVF II SPAC Investment 3 (DE) LLC is the record holder of 20,000,000 shares of Class A Common Stock. SVF II Strategic Investments AIV LLC is the record holder of 17,825,312 shares of Class A Common Stock. SB Northstar LP is the record holder of 2,000,000 shares of Class A Common Stock. SVF Sponsor III (DE) LLC is the record holder of 5,590,000 shares of Class A Common Stock.

SoftBank, which is a publicly traded company listed on the Tokyo Stock Exchange, is the sole shareholder of SBGA, which has been appointed as manager and is responsible for making final decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.'s investments, including as held by SVF II SPAC Investment 3 (DE) LLC. SoftBank Vision Fund II-2 L.P. is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II SPAC Investment 3 (DE) LLC. SoftBank is the parent company of SVF II Strategic Investments AIV LLC and the parent company of Silver Brick Management PTE. LTD., which has been appointed as investment manager of SB Northstar LP and is responsible for making voting and investment decisions with respect to SB Northstar LP's investments. SoftBank is the sole shareholder of SBIA US, which is the sole member of SVF Sponsor III (DE) LLC.

As a result of these relationships, (i) SoftBank may be deemed to share beneficial ownership of the securities reported herein, (ii) each of SoftBank Vision Fund II-2 L.P., SVF II Aggregator (Jersey) L.P. and SVF II Holdings (DE) LLC may be deemed to share beneficial ownership of securities held by SVF II SPAC Investment 3 (DE) LLC, (iii) Silver Brick Management PTE. LTD. may be deemed to share beneficial ownership of securities held by SB Northstar LP and (iv) SBIA US may be deemed to share beneficial ownership of securities held by SVF Sponsor III (DE) LLC.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference to this Item 5(b).
Transactions in the class effected during the past sixty days: Except as otherwise disclosed in Item 4, during the past 60 days, none of the Reporting Persons nor Related Persons has effected any transactions in the Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Underwriting Agreement and the Lock-Up Agreement and is incorporated herein by reference. A copy of each agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement.

Exhibit 99.2: Underwriting Agreement, dated December 4, 2025 (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on December 8, 2025).

Exhibit 99.3: Lock-Up Agreement, dated December 4, 2025.

## Signatures
- SoftBank Group Corp.: /s/ Yuko Yamamoto, Yuko Yamamoto, Head of Corporate Legal Department (12/08/2025)
- SB Investment Advisers (US) Inc.: /s/ Amanda Sanchez-Barry, Amanda Sanchez-Barry, General Counsel (12/08/2025)
- SVF Sponsor III (DE) LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (12/08/2025)
- SB Global Advisers Limited: /s/ Stephen Lam, Stephen Lam, General Counsel (12/08/2025)
- SoftBank Vision Fund II-2 L.P.: SB Global Advisers Limited, its Manager, /s/ Stephen Lam, Stephen Lam, General Counsel (12/08/2025)
- SVF II Aggregator (Jersey) L.P.: /s/ Michael Johnson, Michael Johnson, Director (12/08/2025)
- SVF II Holdings (DE) LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (12/08/2025)
- SVF II SPAC Investment 3 (DE) LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (12/08/2025)
- Silver Brick Management PTE. LTD.: /s/ Kozo Aramaki, Kozo Aramaki, Director (12/08/2025)
- SB Northstar LP: /s/ Stephen Lam, Stephen Lam, Director (12/08/2025)
- SVF II Strategic Investments AIV LLC: /s/ Stephen Lam, Stephen Lam, Director (12/08/2025)